Exhibit 99.1

Sinovac Schedules Annual General Meeting
Tuesday July 31, 8:00 am ET

BEIJING, July 31 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of biopharmaceutical products in China, announced today that it will hold its Annual General Meeting on Tuesday, August 21, 2007 at 9:00 a.m. Bejing Time. The meeting will be held concurrently at No. 39 Shangdi Xi Road, Haidian District, Beijing, PRC and at No. 6 Temple Street, St. John's, Antigua. All shareholders of record as of July 17, 2007 will be eligible to vote and are invited to attend.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive (hepatitis A), Bilive (combined hepatitis A and B) and Anflu (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com/ . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

    Sinovac Biotech Ltd.
     Helen G. Yang
     Phone: +86-10-8289-0088 x871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

    Investors/Media:

    The Ruth Group
     Stephanie Carrington/Janine McCargo
     Phone: +1-646-536-7017/7033
     Email: scarrington@theruthgroup.com or jmccargo@theruthgroup.com